Exhibit 99.2

ASX ANNOUNCEMENT

30 December 2014

Share Purchase Plan

Melbourne, Australia, 30 December 2014:  Molecular diagnostics company Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”) advises its shareholders that the Share Purchase Plan (“SPP”) announced on 3 December 2014, closed at 5:00pm (AEDT) on Monday, 22 December 2014, with applications received  for 19,074,112 new shares raising $257,500.

In accordance with the previously published indicative timetable for the SPP, the new shares have been issued today. It is anticipated that the quotation of the new shares will commence on Wednesday, 31 December 2014.

Funds raised by the SPP will be applied towards funding the continuing commercialisation and to facilitate the acceptance and growth of the Company’s flagship lead breast cancer risk test, BREVAGenplus® and for general working capital.

The Company’s Board expresses their thanks to participants in the SPP for their support.

FOR FURTHER INFORMATION PLEASE CONTACT

Mr. Eutillio Buccilli	Candice Knoll (USA)
Chief Operating Officer &	Blueprint Life Science Group
Chief Financial Officer	+1 (415) 375 3340, Ext. 105
Genetic Technologies Limited
+ 61 3 8412 7050

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio.  Genetic Technologies is an ASX and NASDAQ listed company with operations in the USA and Australia. For more information, please visit www.gtglabs.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act.  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.